PHC, INC.
200 Lake Street, Suite 102
Peabody, MA  01960



March 23, 2006



United States
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:    Mark K. Brunhofer
              Staff Accountant

         RE:      PHC, Inc.
                  Item 4.01 Form 8-K
                  Filed March 10, 2006
                  File No. 000-22916

Dear Mr. Brunhofer:

     We have reviewed your comment letter dated March 14, 2006 and acknowledge that:

     The company is responsible for the adequacy and accuracy of the disclosure in the filings;

     Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     The following responses have been keyed to your comment letter to facilitate your review.

Item 4.01(a)

     1. The first paragraph of the filing has been amended to disclose the date of resignation of our former accountant of March 8, 2006.

     2. The third paragraph of the filing has been amended to include the period from our last interim period review through the resignation of our former accountant on March 8, 2006.

     3. We have included as exhibit 16.2 an updated letter from our former accountant, indicating that they agree with our revised disclosures in our amended Form 8-K.

Please contact me with any additional comments you may have.

Sincerely,
PHC, Inc.

/S/
Paula C. Wurts
Chief Financial Officer




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